Exhibit 99.1

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – THREE AND SIX-MONTH PERIODS ENDED AUGUST 31, 2015 AND 2014

Introduction

This management’s discussion and analysis (“MD&A”) is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (“Acasti” or the “Corporation”) as at August 31, 2015 and for the three and six-month periods then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the three and six-month periods ended August 31, 2015 and 2014. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation, Neptune Technologies & Bioressources Inc. (“Neptune”), in August 2008.

In this MD&A, financial information for the three and six-month periods ended August 31, 2015 is based on the interim financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on October 14, 2015. Disclosure contained in this document is current to that date, unless otherwise noted. Note that there have been no significant changes with regards to the “Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments”, “Use of estimates and measurement uncertainty”, “Critical Accounting Policies”, “Future Accounting change”, “Financial instruments” and “Risk Factors” to those outlined in the Corporation’s 2015 annual MD&A as filed with securities regulatory authorities on May 27, 2015. As such, they are not reported herein. The Corporation’s financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

management analysis of the financial situation and operating results

On March 31, 2011, following the submission of an initial listing application, the Class A shares of the Corporation were listed for trading on the TSX Venture Exchange under the ticker symbol “APO”. In January 2013, the Corporation had its Class A shares listed on the NASDAQ Capital Market exchange, under the symbol “ACST”.

Forward-Looking Statements

Statements in this MD&A that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A.

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Acasti’s latest Annual Information Form, which also forms part of Acasti’s latest annual report on Form 20-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Acasti’s website at acastipharma.com (the “AIF”). All forward-looking statements in this MD&A are made as of the date of this MD&A. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses adjusted financial measures, including Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), to assess its operating performance. These non-IFRS financial measures are directly derived from the Company’s financial statements and are presented in a consistent manner. The Company uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Company to plan and forecast for future periods as well as to make operational and strategic decisions. The Company believes that providing this information to investors, in addition to IFRS measures, allows them to see the Company’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results. Acasti’s method for calculating adjusted EBITDA may differ from that used by other corporations.

Acasti obtains its Adjusted EBITDA measurement by adding to net loss, finance costs, depreciation and amortization and income taxes and by subtracting finance income. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives. Acasti also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily nonrecurring.

A reconciliation of net loss to Adjusted EBITDA is presented later in this document.

management analysis of the financial situation and operating results

Business Overview

The Food and Drug Administration (FDA) has provided Acasti with guidance and recommendations regarding next steps in the clinical development of CaPre®.  Acasti is incorporating these comments into its development plan to be better aligned with current FDA views on CaPre® and to ensure it is well positioned to move towards regulatory approval.  Working with several leading experts in pharmaceutical drug development, Acasti is also considering different alternatives to optimize its development plan for CaPre®.  Acasti will continue discussions with the FDA and upon approval will move forward with its trials.

Acasti intends to pursue CaPre® regulatory pathway under section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act and plans to conduct a pivotal bioavailability bridging study, comparing CaPre®  to an omega-3 prescription drug. The 505(b)(2) approval pathway has been used by many other companies and Acasti’s regulatory and clinical experts believe such a strategy is best for CaPre®. This should allow Acasti to further optimize the advancement of CaPre®, including the Phase 3 protocol design, while most importantly benefiting from the substantial clinical and nonclinical data already available with another FDA-approved omega-3 prescription drug.  In addition, this should reduce the expected expenses and streamline the overall CaPre® development program required to support a New Drug Application (NDA) submission.

FDA discussions are still ongoing and Acasti has prepared a comprehensive development plan to be reviewed with them. Execution of the plan will be contingent on FDA comments. As such, Acasti has not finalized its definitive Phase 3 program and overall costs and timelines are still contingent on FDA direction.  However, based on preliminary discussions with them, along with Acasti’s intent to do a pivotal bioavailability bridging study, Acasti believes that a Phase 3 trial could be initiated in the next 18 months.

Acasti still intends to conduct a phase 3 clinical trial in the United States, with potentially a few Canadian clinical trial sites, in a patient population with very high triglycerides (>500 mg/dL). This study would constitute the primary basis of an efficacy claim for CaPre® in an NDA submission for severe hypertriglyceridemia. Acasti is also evaluating the possibility of submitting a Special Protocol Assessment (“SPA”) to the FDA in order to form the basis for the design of its intended Phase 3 clinical trial. An SPA is a declaration from the FDA that the Phase 3 protocol trial design, clinical endpoints, and statistical analyses are acceptable to support regulatory approval. A request would be submitted for the protocol at least 90 days prior to the anticipated start of the Phase 3 clinical trial.

Onemia®

During the three-month period ended August 31, 2015, Acasti continued its business development and direct commercialization activities in the U.S. for its medical food Onemia®. Physicians initiated and/or continued their recommendations of Onemia® for patients diagnosed with cardiometabolic disorders. Acasti has determined that full realization of Onemia® as a leading medical food requires significant additional investment in sales and marketing.  This would detract Acasti from focusing its energy and resources on the development of CaPre®.  Acasti expects ongoing sales of Onemia® to be at thresholds similar to recent quarters and the Corporation will be exploring strategic alternatives for Onemia®, including licensing opportunities.

Additional Developments

Reverse-split

On November 7, 2014 Acasti received notification from the NASDAQ Listing Qualifications Department for failing to maintain a minimum bid price of US$1.00 per share for 30 consecutive business days. This notification had no immediate effect on the listing of Acasti’s shares as the Corporation had 180 calendar days to regain compliance. On May 11, 2015, Acasti received notification from NASDAQ that it was eligible for an additional 180 calendar days to regain compliance. To regain compliance, Acasti's shares must close at US$1.00 per share or more for a minimum of ten (10) consecutive business days.

On September 29, 2015, the Corporation announced that in order to regain compliance with NASDAQ Minimum Bid Price Rules, it will consolidate the issued and outstanding Class A common shares of the Corporation on the basis of one (1) post-Consolidation Common Share for every ten (10) pre-Consolidation Common Shares, provided that each fractional Common Share that results from the Consolidation shall be rounded up.

In accordance with TSX Venture Exchange’s and NASDAQ’s bulletins, the Consolidation should be effective at the open of trading on October 15, 2015 (the “Effective Date”) and the Common Shares shall begin trading on the NASDAQ Stock Market and TSX Venture Exchange on a reverse split-adjusted basis on such date, which shall result into approximately 10,661,626 Common Shares issued and outstanding on a post-Consolidation basis.

management analysis of the financial situation and operating results

The exercise price in effect on the Effective Date, in the case of incentive stock options, warrants and other securities convertible into Common Shares (the “Convertible Securities”), will be increased proportionally to reflect the Consolidation. The number of Common Shares subject to a right of purchase under such Convertible Securities shall also be decreased proportionally to reflect the Consolidation, provided that no fractional Common Share shall be issued or otherwise provided theretofore upon the exercise of any Convertible Securities.

Appointment

On August 5, 2015, Acasti announced the appointment of Mr. Mario Paradis as Chief Financial Officer of the Corporation.

Basis of presentation of the financial statements

The Corporation’s current assets of $16,417 as at August 31, 2015 include cash and short-term investments for an amount of $15,766, mainly generated by the net proceeds from the public and private offerings of common shares and warrants, completed on December 3, 2013 and February 7, 2014, respectively. The Corporation’s liabilities at August 31, 2015 are comprised primarily of amounts due to creditors for $1,081, payable to parent corporation of $142 as well as derivative warrant liabilities of $625, which represents the fair value as of August 31, 2015, of the warrants issued to the Corporation’s public offering participants. The warrant liabilities will be settled in shares. The fair value of the Warrants issued was determined to be $0.58 per warrant upon issuance and $0.03 per warrant as at August 31, 2015. The fair value of the Warrants is revalued at each reporting date. Changes in the fair value of the Warrants are recognized in finance income or costs. The Warrants are derivative liabilities (“Derivative warrant liabilities”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through public offering and private placement of common shares, funds from its parent corporation, proceeds from exercises of warrants, rights and options and research tax credits. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

SELECTED FINANCIAL INFORMATION

(In thousands of dollars, except per share data)

	Three-month periods ended		Six-month periods ended
	August 31, 2015	August 31, 2014	August 31, 2015	August 31, 2014
	$	$	$	$
Revenue from sales	7	8	12	64
Adjusted EBITDA	(1,485)	(2,449)	(3,430)	(4,144)
Net loss and comprehensive loss	(1,241)	(3,712)	(2,207)	(2,356)
Basic and diluted loss per share	(0.01)	(0.03)	(0.02)	(0.02)
Total assets	33,028	41,364	33,028	41,364
Working capital(1)	15,195	20,250	15,195	20,250
Total equity	31,180	32,089	31,180	32,089
Book value per Class A share(2)	0.29	0.30	0.29	0.30

(1)	The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.
(2)	The book value per share is presented for information purposes only and is obtained by dividing the shareholders’ equity by the number of outstanding Class A shares at the end of the period. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

management analysis of the financial situation and operating results

RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA

(In thousands of dollars)

	Three-month periods ended		Six-month periods ended
	August 31, 2015	August 31, 2014	August 31, 2015	August 31, 2014
	$	$	$	$
Net loss	(1,241)	(3,712)	(2,206)	(2,356)
Add (deduct)
Finance costs	1	319	2	300
Finance income	(920)	(62)	(2,565)	(4,371)
Depreciation and amortization	594	585	1,182	1,168
Stock-based compensation	81	421	157	1,115
Adjusted EBITDA	(1,485)	(2,449)	(3,430)	(4,144)

Finance costs for the three-month period ended August 31, 2014 include an unrealized loss in the amount of $318 for the change in fair value of the derivative warrant liabilities.

Finance costs for the six-month period ended August 31, 2014 include a foreign exchange loss in the amount of $298 mainly on the Corporation’s short-term investments in US dollars, which represented $13,002 as at August 31, 2014.

Finance income for the three-month period ended August 31, 2015 and six-month periods ended August 31, 2015 and 2014 includes an unrealized gain in the amounts of $24, and $1,732 and $4,316 for the change in fair value of the derivative warrant liabilities. The derivative warrant liabilities declined due to the decline in the Corporation’s stock price resulting in a gain in earnings. Finance income for the three and six-month periods ended August 31, 2015 also includes a foreign exchange gain in the amounts of $890 and $804, respectively, mainly on the Corporation’s short-term investments in US dollars, which represented $10,000 as at August 31, 2015.

The decrease of the stock-based compensation expense for the three and six-month periods ended August 31, 2015 is attributable to the 2012 grants which are fully vested.

SELECTED QUARTERLY FINANCIAL DATA

(In thousands of dollars, except per share data)

	August 31,	May 31,	February 28,	November 30,
	2015	2015	2015	2014
	$	$	$	$
Revenue from sales	7	5	178	29
Adjusted EBITDA	(1,485)	(1,946)	(2,263)	(2,099)
Net (loss) earnings	(1,241)	(966)	(2,311)	3,012
Basic and diluted (loss) earnings per share	(0.01)	(0.01)	(0.02)	0.03

management analysis of the financial situation and operating results

	August 31,	May 31,	February 28,	November 30,
	2014	2014	2014	2013
	$	$	$	$
Revenue from sales	8	56	201	28
Adjusted EBITDA	(2,449)	(1,695)	(977)	(1,574)
Net (loss) earnings	(3,712)	1,356	(2,553)	(3,856)
Basic and diluted (loss) earnings per share	(0.03)	0.01	(0.02)	(0.05)

The net earnings in the first and third quarters of the year ended February 28, 2015 are mainly attributable to the gain resulting from the change in fair value of the derivative warrant liability of $4,634, and $5,211, respectively. In the second and fourth quarters of the year ended February 28, 2015 the change in fair value of the derivative warrant liability was a loss of $318 and $703, respectively.

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE AND SIX-MONTH PERIODS ENDED AUGUST 31, 2015 AND 2014

Revenues

The Corporation generated revenues from sales of $7 from the commercialization of Onemia®, its medical food product, during the three-month period ended August 31, 2015. The revenues were generated from sales made directly to customers in the United States. Acasti relies on a limited number of distributors / clients, therefore, revenues from sales may vary significantly period to period. The Corporation generated revenue from sales of $8 during the corresponding period in 2014.

The Corporation generated revenues from sales of $12 from the commercialization of Onemia®, its medical food product, during the six-month period ended August 31, 2015, a decrease of $52 from revenues of $64 generated during the corresponding period in 2014.

Gross Profit

Gross profit is calculated by deducting the cost of sales from revenue. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The gross profit for the three-month period ended August 31, 2015 amounted to $5 or 67%, which is above the Corporation’s target range for its gross profit margin, being 40 to 60%. The Corporation realized a gross profit of $3 or 40% during the three-month period ended August 31, 2014.

The gross profit for the six-month period ended August 31, 2015 amounted to $7 or 59%, which is in the Corporation’s adjusted target range for its gross profit margin. The Corporation realized a gross profit of $33 or 52% during the six-month period ended August 31, 2014.

management analysis of the financial situation and operating results

Breakdown of Major Components of the Statement of Earnings and Comprehensive Loss for the three and six-month periods ended August 31, 2015 and 2014

General and administrative expenses	Three-month periods ended August 31,		Six-month periods ended August 31,
	2015	2014	2015	2014
	$	$	$	$
Salaries and benefits	176	425	505	749
Stock-based compensation	63	354	130	953
Professional fees	61	56	199	213
Amortization and depreciation	584	585	1,168	1,168
Sales and marketing	4	4	12	11
Investor relations	86	136	162	164
Rent	27	25	52	50
Other	48	70	86	129
TOTAL	1,049	1,655	2,314	3,437

Research and development expenses	Three-month periods ended August 31,		Six-month periods ended August 31,
	2015	2014	2015	2014
	$	$	$	$
Salaries and benefits	243	127	424	256
Stock-based compensation	18	67	27	162
Contracts	648	1,385	1,339	2,336
Regulatory expenses	133	52	316	78
Professional fees	44	102	285	128
Amortization	10	-	14	-
Other	36	108	86	118
Tax credits	(16)	(38)	(29)	(56)
TOTAL	1,116	1,803	2,462	3,022

Adjusted EBITDA

Adjusted EBITDA increased by $964 for the three-month period ended August 31, 2015 to $(1,485) compared to $(2,449) for the three-month period ended August 31, 2014, mainly due to decreases in general and administrative expenses and research and development expenses before consideration of stock-based compensation and amortization and depreciation.

General and administrative expenses decreased by $315 before consideration of stock-based compensation and amortization and depreciation. This decrease is mainly attributable to decreases in salaries and benefits of $249, investor relations of $50, and other fees of $22.

Research and development expenses decreased by $648 before consideration of stock-based compensation and amortization and depreciation. This decrease is mainly attributable to decreases in contract expenses related to the Corporation’s clinical trials of $737 and other expenses of $72, partially offset by an increase in salaries and benefits of $116 and regulatory expenses of $81.

Adjusted EBITDA increased by $714 for the six-month period ended August 31, 2015 to $(3,430) compared to $(4,144) for the six-month period ended August 31, 2014, mainly due to decreases in general and administrative expenses and research and development expenses before consideration of stock-based compensation and amortization and depreciation.

General and administrative expenses decreased by $300 before consideration of stock-based compensation and amortization and depreciation. This decrease is mainly attributable to decreases in salaries and benefits of $244, other fees of $43, and professional fees of $14.

management analysis of the financial situation and operating results

Research and development expenses decreased by $439 before consideration of stock-based compensation and amortization and depreciation. This decrease is mainly attributable to decreases in contract expenses related to the Corporation’s clinical trials of $997 and other expenses of $32, partially offset by an increase in regulatory expenses of $238 and salaries and benefits of $168.

Net Loss

The Corporation realized a net loss for the three-month period ended August 31, 2015 of $1,241 or $0.01 per share compared to a net loss of $3,712 or $0.03 per share for the three-month period ended August 31, 2014. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections.

The Corporation realized a net loss for the six-month period ended August 31, 2015 of $2,206 or $0.02 per share compared to a net loss of $2,356 or $0.02 per share for the six-month period ended August 31, 2014. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by the decrease in gain on change in value of the derivative warrant liabilities by $1,732, offset by a decrease in stock-based compensation of $958.

LIQUIDITY AND CAPITAL RESOURCES

Share Capital Structure

The authorized share capital consists of an unlimited number of Class A, Class B, Class C, Class D and E shares without par value. Issued and outstanding fully paid shares, stock options, restricted share units and warrants were as follows:

	August 31, 2015	February 28, 2015
Class A shares, voting, participating and without par value	106,616,262	106,444,012
Stock options granted and outstanding	5,175,635	4,296,250
Restricted Share Units granted and outstanding	11,250	184,000
Series 8 warrants exercisable at $1.50 USD, until December 3, 2018	18,400,000	18,400,000
Series 9 warrants exercisable at $1.60 until December 3, 2018	1,616,542	1,616,542
Total fully diluted shares	131,819,689	130,940,804

Cash Flow and Financial Condition between the three and six-month periods ended August 31, 2015 and 2014

Operating activities

During the three-month periods ended August 31, 2015 and 2014, the Corporation’s activities generated decreases in liquidities of $2,289 and $1,884, respectively. The decrease in cash flows from operating activities for the three-month periods ended August 31, 2015 is mainly attributable to a higher net loss incurred after adjustments for non-cash items and changes in non-cash working capital items, as explained in the Adjusted EBITDA section above. The decrease in cash flows from operating activities for the three-month periods ended August 31, 2014 is mainly attributable to a lower net loss incurred after adjustments for non-cash items and changes in non-cash working capital items, as explained in the Adjusted EBITDA section above.

During the six-month periods ended August 31, 2015 and 2014, the Corporation’s activities generated decreases in liquidities of $3,254 and $2,345, respectively. The decrease in cash flows from operating activities for the six-month periods ended August 31, 2015 and 2014 is mainly attributable to a higher net loss incurred after adjustments for non-cash items, as explained in the Adjusted EBITDA section above.

Investing activities

During the three-month periods ended August 31, 2015 and 2014, the Corporation’s investing activities generated an increase in liquidities of $3,600 and $1,561, respectively. The increase in liquidity generated by investing activities during the three-month period ended August 31, 2015 is mainly due to the maturity of short-term investment of $6,084, offset by the acquisition of short-term investments of $2,512. The increase in liquidity generated by investing activities during the three-month period ended August 31, 2014 is mainly due to the maturity of short-term investments of $15,557, offset by the acquisition of short-term investments of $13,958.

management analysis of the financial situation and operating results

During the six-month periods ended August 31, 2015 and 2014, the Corporation’s investing activities generated an increase in liquidities of $4,483 and $1,553, respectively. The increase in liquidity generated by investing activities during the six-month period ended August 31, 2015 is mainly due to the maturity of short-term investment of $7,084, offset by the acquisition of short-term investments of $2,512. The increase in liquidity generated by investing activities during the six-month period ended August 31, 2014 is mainly due to the maturity of short-term investments of $16,057, offset by the acquisition of short-term investments of $14,478.

Financing activities

During the six-month periods ended August 31, 2015 and 2014, the Corporation’s financing activities generated a decrease in liquidities of $1 and increases in liquidities of $48, respectively. The increase in liquidities generated from financing activity during the six-month period ended August 31, 2014 resulted mainly from proceeds from exercise of warrants and options of $50.

Overall, as a result, the Corporation’s cash increased by $1,380 and decreased by $277, respectively, for the three-month periods ended August 31, 2015 and 2014. Total liquidities as at August 31, 2015, comprised of cash and short-term investments, amounted to $15,766. See basis of presentation for additional discussion of the Corporation’s financial condition.

To date, the Corporation has financed its operations through public offering and private placement of common shares, funds from its parent corporation, proceeds from the exercise of warrants, rights and options and research tax credits. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market and sell and distribute products and the ability to obtain the necessary financing to do so. The Corporation believes that its available cash and short-term investments, expected interest income and research tax credits should be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period.

Financial Position

The following table details the significant changes to the statements of financial position as at August 31, 2015 compared to February 28, 2015:

Accounts	Increase (Decrease)	Comments
Cash	1,295	See cash flow statement
Short-term investments	(3,910)	Maturity of short-term investments
Trade and other receivables	(190)	Payment received
Tax credits receivable	(255)	Payment received
Inventories	(8)	Onemia sales
Prepaid expenses	(156)	Increase in expenses
Equipment	128	Acquisition
Intangible assets	(1,083)	Amortization
Trade and other payables	(3)	Payments made
Payable to parent corporation	(397)	Payments made
Derivative warrant liabilities	(1,732)	Change in fair value

management analysis of the financial situation and operating results

Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and as follows:

(expressed in thousands of dollars)
	Three-month periods ended August 31,		Six-month periods ended August 31,
	2015	2014	2015	2014
	$	$	$	$
Administrative costs	398	441	696	846
Research and development costs, before tax	235	182	747	282
TOTAL	633	623	1,443	1,128

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

Payable to parent corporation has no specified maturity date for payment or reimbursement and did not bear interest.

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2% of the voting shares of the Corporation. See note 8 to the financial statements for disclosures of key management personnel compensation.

CONTROLS AND PROCEDURES

Changes in internal control over financial reporting (ICFR)

In accordance with the Canadian Securities Administrators’ Multilateral Instrument 52-109, the Corporation has filed certificates signed by the CEO and CFO that among other things, report on the design of disclosure controls and procedures and the design of internal control over financial reporting.

There have been no changes in the Corporation’s ICFR during the quarter ended August 31, 2015 that have materially affected, or are reasonably likely to materially affect its ICFR.

Additional Information

Updated and additional information on the Corporation and the parent corporation Neptune Technologies & Bioressources Inc. is available from the SEDAR Website at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

As at October 14, 2015, the total number of class A shares of the Corporation issued and outstanding was 106,616,262. The Corporation also has 5,125,635 stock options, 11,250 restricted share units, and 20,016,542 Series 8 & 9 warrants outstanding.